

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

July 18, 2013

<u>**Via E-Mail**</u>

Mark E. Betzen, Esq.
Jones Day
2727 N. Harwood Street
Dallas, TX 76021

> **Re: OP-Tech Environmental Services, Inc.
>   Schedule TO-T/A filed July 10, 2012
>   Filed by NRC Merger Sub, Inc., and NRC US Holding Company, LLC
>   SEC File No. 005-53923**

Dear Mr. Betzen:

We note your response to prior comment 2. While we do not necessarily agree with the analysis and conclusion set forth in your response letter, given that approximately 89% of the shares on a fully diluted basis were the subject of the tender and support agreements, we will not issue any further comments on the issue identified in our prior letter at this point.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions